Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which has been mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger.

We urge investors and security holders to carefully read the prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

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BRASIL TELECOM S.A.

CORPORATE TAXPAYERS REGISTRY

(CNPJ/MF) NO. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 53.3.0000622 – 9

PUBLICLY-HELD COMPANY

Notice to the Market

Brasil Telecom S.A. (the “Company”) informs its shareholders and the market that on September 15, 2009, the CVM approved the level 2, sponsored, Depositary Receipt program for the Company’s common shares, to be traded in the U.S. market as follows: Depositary: The Bank of New York; Custodian: Banco Itaú S.A.; and Proportion: 1 ADR will represent 1 common share of the Company.

Deposits of common shares into this Depositary Receipt program will not be accepted by The Bank of New York until the settlement of the merger of Brasil Telecom Participações S.A. with and into Brasil Telecom S.A., which is anticipated to occur in November.

Rio de Janeiro, September 17, 2009

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Brasil Telecom S.A. intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.